Mail Stop 3561

February 19, 2009

Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

> **Re:** **Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2008**
> **Filed April 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended May 4, 2008**
> **Filed June 9, 2008**
> **Form 10-Q for the Fiscal Quarter Ended August 3, 2008**
> **Filed September 11, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 2, 2008**
> **Filed December 11, 2008**
> **File No. 001-16485**

Dear Mr. Muir:

        We have completed our review of the above-referenced filings and have no
further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director